Yoshitsu Co., Ltd

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Cara Wirth

September 6, 2023

Re:	Yoshitsu Co., Ltd
Registration Statement on Form F-3, as amended (File No. 333-274076)
Initially Filed August 18, 2023

Dear Ms. Wirth:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Yoshitsu Co., Ltd hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 5:00 p.m. ET on September 8, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director and Director (Principal Executive Officer)

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC